February 24, 2011

Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-147999, 811-22153

Dear Ms. Stirling:

On December 29, 2010, Dunham Funds (the "Registrant") filed Post-Effective Amendment No. 14 to its registration statement under the Securities Act of 1933 on Form N-1A.  Post-Effective Amendment No. 14 was inadvertently filed under Rule 485(b) rather than under Rule 485(a), as intended.  Subsequently, this Post-Effective Amendment No. 14 was withdrawn and replaced with a new a Post-Effective Amendment No. 14 filed on February 14, 2011 under Rule 485(a).  The content of the previous and replacement Post-Effective Amendment No. 14 is identical.  On February 18, 2011, you provided oral comments.  For your convenience, I have summarized those comments below.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  Additionally, any Item 4 responses will also be reflected in Item 9 disclosures but are not repeated for the sake of brevity.

PROSPECTUS SUMMARY

1.

Comment.  For each Fund that invests in lower rated "junk bonds" as a principal strategy, please add disclosures to the risk disclosures identifying junk bonds as speculative using the following or substantially similar language, "these securities are speculative."

Response.  The requested addition has been made for each Fund that invests in lower rated "junk bonds" as a principal strategy.

2.

Comment.  For each Fund, under the section entitled "Performance," please delete the references to higher performance for Class A shares if the Class A

February 24, 2011

sales charge was not included as this type of disclosure is permitted in reference to the performance bar chart, but not the performance table.

Response.  The requested deletion has been made throughout.

3.

Comment.  For each Fund, following the table under the section entitled "Performance," please delete the references to after-tax returns being higher than other returns unless actually so, or delete such references throughout as this disclosure is optional.

Response.  The Registrant has deleted such references to after-tax returns throughout.

4.

Comment.  For each Fund, please remove index descriptions following the table under the section entitled "Performance."  Please note that each Fund may include in its return table a parenthetical following the name of the index stating "(reflects no deduction for fees, expenses, or taxes)."

Response.  The requested deletion of each index description has been made throughout and the parenthetical information has been added throughout.

5.

Comment.  For each Fund, under the section entitled "Purchase and Sale of Fund Shares," please delete the description of waivers of investment minimum amounts.  Please note that each Fund may include this waiver information in the statutory portion of the prospectus.

Response.  The requested deletion of investment minimum waiver has been made throughout and the Registrant has included this information in the statutory portion of the prospectus.

6.

Comment.  For each Fund, under the section entitled "Tax Information," please add a disclosure alerting investors that distributions made to tax-deferred accounts may be taxable upon withdrawal.

Response.  The following has been added to the end of the "Tax Information" disclosure.  "However, these dividend and capital gain distributions may be taxable upon their eventual withdrawal from tax-deferred plans."

7.

Comment.  For each Fund, in the table describing "Shareholder Fees" under "Fees and Expense of the Fund", the Registrant need not include a line item for shareholders fees that are described as "None."

February 24, 2011

Response.  The Registrant has elected to leave the shareholder fees section as is because it believes that even a description of "none" conveys important comparative information for prospective shareholders who may be considering similar funds that charge such fees.

8.

Comment.  For each Fund that employs derivatives as a principal strategy, please amend the Principal Investment Strategy disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the sub-adviser's investment strategy.  See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please align derivative risk disclosures to align with the specific use of derivatives.

Response.  Upon review of the Funds that use derivatives as a principal strategy, to assure conformity with the guidance contained in the Derivatives Letter, the Registrant has deleted references to equity-linked derivatives from the principal investment strategies under the Emerging Markets Stock Fund.  Additionally, the Registrant has refined the derivatives risk disclosures for the Monthly Distribution Fund and the International Stock Fund to more precisely align the risk disclosures with options risk and currency forward risk, respectively, in the case of those two Funds.

9.

Comment.  For the Dunham Monthly Distribution Fund, under the Principal Investment Risk entitled "Distribution Policy Risk" italicize or bold the description of return of capital risk and add disclosure alerting investors that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Response.  The return of capital risk has been italicized and additional disclosure has been added to alert investors to the risk that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

10.

Comment.  Under the section entitled "Principal Investment Strategies," for the Loss Averse Growth Fund, please amend the last two sentences of the second paragraph to clarify the use of fundamental research.  Additionally, please amend the description of buying and selling securities to include ETFs.

February 24, 2011

Response.  The description of the role of fundamental research has been amended to read as follows.  Fundamental research on each company generally includes an industry-peer-group comparative analysis of revenue, earnings and cash flow growth.  Issuers are selected based on a relatively low stock price compared to their growth rate measures described above.  Additionally, the description of buying and selling securities has been amended to include ETFs.

11.

Comment.  Under the Principal Investment Strategies section for the Dunham Appreciation & Income Fund, please clarify or add a description of (i) fixed income maturity restrictions, (ii) fixed income issuer types, (iii) maximum percentage of junk bonds, (iv) how individual convertible and equity securities are selected for purchase or sale (v) any restrictions on the percentage of foreign issuers and (vi) any capitalization restrictions.

Response.  The following clarifying edits or additions have been added to the principal strategies section.  Convertible and fixed income securities are purchased without restriction as to maturity.  The description of fixed-income securities has been amended to specify "of corporate issuers."  The description of junk bonds has been amended to note they may be purchased in any amount.  The description of how individual convertible and equity securities are selected for purchase or sale has been amended to specify they are selected for above-average potential for income and/or capital growth appreciation.  The Registrant believes the description of when convertible and equity securities are sold presently captures the sub-adviser's sell criteria.  An additional disclosure has been added to note that the Fund may invest without restriction as to issuer capitalization or country.

12.

Comment.  The Large Cap Value Fund defines Large Cap as within the range of capitalization of the S&P 500.  As of December 31, 2010, the S&P 500 included stocks of issuers with capitalizations as low as $1.26 billion, which would seem to be below generally accepted levels of Large Cap.  Because the Large Cap Value Fund defines Large Cap by reference to the S&P 500 Index, please provide an explanation as to why the S&P 500 Index is appropriate or revise the definition.

Response.  The Registrant has revised the definition of Large Cap to be issuers of more than $7 billion, at time of purchase.

13.

Comment.  For the Dunham Large Cap Value Fund, please add a description of how the sub-adviser selects individual securities for purchase and sale.

February 24, 2011

Response.

The Registrant has added disclosure indicating that the sub-adviser looks to various value measures such as better than average valuation as measured by price to earnings ratio or price to book ratio.

14.

Comment.  Please consider adding Value Style and Large Cap risk to the Principal Investment Risks.

Response.  The Registrant notes that "value" risk is included in Management Risk and it believes current disclosure is adequate.  As to Large Cap Risk, the Registrant believes that disclosure of a heightened risk is appropriate for small cap issuers, but does not believe there is a parallel risk for large cap issuers.

15.

Comment.  For the International Stock Fund, please describe emerging markets in the Principal Investment Strategies since the Fund includes Emerging Market Risk under Principal Investment Risks.

Response.  The Registrant has added additional disclosure when describing international investments noting "including emerging markets" to clarify the role of emerging markets in the Fund's Principal Investment Strategy.

16.

Comment.  The Small Cap Value Fund defines Small Cap as within the range of capitalization of the Russell 2000 Value Index.  As of December 31, 2010, the Russell 2000 Value Index included stocks of issuers with capitalizations as high as $4.1 billion, which would seem to be above generally accepted levels of Small Cap.  Because the Small Cap Value Fund defines Small Cap by reference to the Russell 2000 Value Index, please provide an explanation as to why the Russell 2000 Value Index is appropriate or revise the definition.

Response.  The Registrant has revised the definition of Small Cap to be issuers of less than $4 billion, at time of purchase.

17.

Comment.  The Large Cap Growth Fund defines Large Cap as within the range of capitalization of the Russell 1000 Growth Index.  As of December 31, 2010, the Russell 1000 Growth Index included stocks of issuers with capitalizations as low as $0.75 billion, which would seem to be below generally accepted levels of Large Cap.  Because the Large Cap Growth Fund defines Large Cap by reference to the Russell 1000 Growth Index, please provide an explanation as to why the Russell 1000 Growth Index is appropriate or revise the definition.

February 24, 2011

Response.  The Registrant has revised the definition of Large Cap to be issuers of more than $7 billion, at time of purchase.

18.

Comment.  Please consider adding Growth Style and Large Cap risk to the Principal Investment Risks.

Response.  The Registrant notes that "growth" risk is included in Management Risk and it believes current disclosure is adequate.  As to Large Cap Risk, the Registrant believes that disclosure of a heightened risk is appropriate for small cap issuers, but does not believe there is a parallel risk for large cap issuers.

19.

Comment.  The Small Cap Growth Fund defines small-capitalization companies as those with a market capitalization, at the time of purchase, equal to or less than the largest stock in the S&P SmallCap 600 Index.  As of December 31, 2010, the S&P SmallCap 600 Index included stocks of issuers with capitalizations as high as $3.24 billion, which would seem to be above generally accepted levels of Small Cap.  Because the Small Cap Growth Fund defines Small Cap by reference to the largest capitalization company in the S&P SmallCap 600 Index, please provide an explanation as to why the S&P SmallCap 600 Index is appropriate or revise the definition.

Response.  The Registrant has revised the definition of Small Cap to be issuers of less than $4 billion, at time of purchase.

20.

Comment.  Please consider adding Growth Style risk to the Principal Investment Risks.

Response.  The Registrant notes that "growth" risk is included in Management Risk and it believes current disclosure is adequate.

21.

Comment.  If small cap risk is a principal risk for the Emerging Markets Stock Fund, please add a relevant risk disclosure.

Response.  The Registrant does not believe that small cap risk is a principal risk for the Fund.

22.

Comment.  Because the Loss Averse Growth Fund presents prior performance of its sub-adviser, please provide a heading to identify the prior performance as "Sub-Adviser Prior Performance – Separate Accounts."  Additionally, please confirm: (i) that the performance calculations were made using SEC standard

February 24, 2011

method (if not provide relevant disclosures), (ii) separate account expenses were substantially similar to or higher than Fund expenses (if not provide relevant disclosures) and (iii) no sales loads were charged to separate accounts (if so provide relevant disclosures). Also, please add clarifying language to the text explaining that with respect to differences between the separately managed accounts and the Fund that "these differences do not alter the conclusion that the accounts are substantially similar."

Response.  The Registrant confirms (i) and (iii) above, will add disclosure noting that Fund expenses are higher than separately managed account expenses and has added the requested clarifying description substantially in the form suggested.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6725, if you require any further information.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser